SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                    RYANAIR SIGNS NEW 5 YEAR DEAL WITH HERTZ

              FREE* FLIGHT WHEN YOU HIRE A HERTZ CAR WITH RYANAIR

Ryanair, Europe's No 1 low fares airline today (Tuesday, 13th December 2005) announced a new 5 year exclusive deal with Hertz to provide car hire deals for all Ryanair passengers on Europe's largest travel website, www.ryanair.com. Ryanair is Hertz's largest airline partner and last year Hertz recorded record rental numbers on www.ryanair.com. Hertz has car rental facilities at all Ryanair airports offering special rates to Ryanair customers.
Speaking today, Micheal O'Leary, Ryanair's CEO, said:

        "Ryanair is delighted to be signing this new deal with Hertz that will allow all Ryanair passengers to book Europe's lowest airfares, and Hertz car hire deals on www.ryanair.com. Over the period of the deal, Ryanair will grow faster than any other major European airline, enabling Hertz to more than double its sales with us as we double our passenger numbers from 35M this year to 70M passengers per annum in 2012. Ryanair and Hertz are together gaining increasing marketshare of car rental unit sales throughout Europe as Ryanair's low fares take-off all over Europe. Ryanair's passengers have never had a better opportunity to avail of the lowest airfares and best value car rates going".

Bill Jones, Vice President Sales and Marketing Hertz Europe, said:

        "We are delighted to be continuing our partnership with Ryanair to bring customers quality, value-for-money, car rental. The Ryanair web model has proved an outstanding success and Hertz' unparalleled network of locations fits perfectly with Ryanair's expansion plans allowing customers to take full advantage of exclusive deals on both flights and car rental".

* Taxes and Charges excluded. Book car hire from 19th December 2005 to 15th January 2006. Free* Flight valid from 1st February - 31st March 2006, subject to availability.


Ends.                         Tuesday, 13th December 2005

For reference:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 December, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director